PRESS RELEASE

Source: Neptune Technologies & Bioressources Inc.

Neptune Completes Pharmacoeconomic Analysis and Initiates Discussions

 with Pharmaceutical Companies for NKO™ New Drug Development for the Management of Hyperlipidemia

Laval, Quebec, Canada, October 17, 2006, Neptune Technologies & Bioressources Inc., (TSX.V: NTB), «Neptune» is pleased to announce that it has initiated discussions with pharmaceutical companies in Europe and North America in relation to developing NKO™ (Neptune Krill Oil) as a new therapeutic ingredient for the management of Cardiovascular disease.

These early discussions were recently initiated as a result of the completion of further analysis of data from previous clinical trials.  After protecting intellectual property and demonstrating safety and therapeutic effectiveness, Neptune completed the final requirement of the Pharmaceutical Industry by completing a pharmacoeconomic analysis demonstrating a cost/benefit advantages and reduction of risk for cardiovascular events over 10 years with the implementation of NKO™ as an adjunct to statin therapies.

Neptune showed risk reduction for cardiovascular events by incorporating existing cholesterol data in the Framingham model, a validated tool derived from The Framingham Study and used by Health Canada, the FDA and EMEA to develop clinical practice guidelines for heart disease and decide on drug approval and reimbursement.

Pharmacoeconomic analysis showed that NKO™ is cost effective and offers significant cost/benefit advantages. Neptune’s score validates its effectiveness and suitability for entry into the pharmaceutical industry.  This represents a significant milestone in reaching an agreement with a pharmaceutical company.

Neptune’s objective for concluding an arrangement with a pharma is estimated around mid-2007.

With regards to the Pharma initiative, Neptune has appointed Mr. Yvon Bastien as a special advisor to the management team; Mr. Yvon Bastien is an experienced business leader who has been at the forefront of numerous pharmaceuticals organizations during his 31-year career. Most recently, as President and General Manager he led and structured a highly successful entrepreneurial organization at Sanofi Synthelabo Canada. Prior to joining Sanofi, Mr. Yvon Bastien established a new strategic direction for Canadian operations as president of Jouveinal, a Paris-based research-oriented pharmaceutical company. Mr. Bastien was also Member of Rx&D Board and Chair of Public Relation Committee.

“The preparation of a new health / therapeutic ingredient for acceptance in the strict pharmaceutical market is a multifactorial process including a fine and often difficult synergy of science and business. I am very proud of the therapeutic and pharmacoeconomic benefits demonstrated with Neptune Krill Oil and I am now more confident than ever that Neptune offers what Phamaceutical companies want to see. I am also very happy to welcome Mr Yvon Bastien to our team, we are all looking forward to benefit from his great experience in the pharmaceutical industry,” said Dr. Tina Sampalis, M.D., Ph.D., Vice President of R&D and Business Development at Neptune.

For more information about this announcement, tune into Neptune Technologies & Bioressources’ Clinical and Business Update Presentation with Tina Sampalis, Vice-President, R&D Business Development.

Tuesday, October 17, 2006 at 4:30 p.m. (ET):

To listen to this event, please visit using your web browser:

(English)
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1622060

(French)
http://www.cnw.ca/webcast/viewEvent.cgi?eventID=1622060

To join the conference call or to ask questions, please dial:
1-800-814-4890 OR 416-644-3416.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.